EXHIBIT 99.1

Telkom CFO, Anthony Lewis, to return to SBC Communications

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom”)

Telkom’s Chief Financial Officer, Anthony Lewis, will be returning shortly to SBC Communications Inc as Vice President-Finance, SBC Southwest. Anthony joined Telkom as executive controller in 1997 and was appointed Chief Financial Officer in September 2000.

Sizwe Nxasana, Telkom’s Chief Executive Officer, has extended his sincere thanks to Anthony for his significant contribution to the success of the business over the last six years. Anthony has been instrumental in developing and strengthening the people and processes within Telkom’s finance department.

Telkom has commenced the process of identifying and appointing a new Chief Financial Officer. A further announcement will be made in due course.

Johannesburg
15 July 2003